Exhibit 99.1

Strongbridge Biopharma plc Announces New Employment Inducement Awards

Dublin, Ireland and Trevose, Pa., May 3, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that it has approved inducement equity awards to nine individuals who have recently become, or are expected to become, non-executive employees of the Company.

The inducement awards are being made in the form of non-qualified stock options to purchase an aggregate of 277,150 ordinary shares of the Company and restricted stock units (RSUs) representing 13,000 ordinary shares of the Company, and are being made as a material inducement to these individuals to enter into employment with the Company pursuant to NASDAQ Listing Rule 5635(c)(4).

The exercise price of the options will be equal to the closing price of the Company’s ordinary shares on the grant date. One quarter of the options will vest on the one-year anniversary of the grant date and the remaining three quarters of the options will vest in 12 equal quarterly installments following the one-year anniversary of the grant date, subject to the employee’s continuous employment with the Company. The options will have a ten-year term. The RSUs will vest on the two-year anniversary of the grant date, subject to the employee’s continuous employment with the Company. The options and RSUs will be subject to the terms and conditions of the Company’s 2017 Inducement Plan, pursuant to which the options and RSUs have been, or will be, granted.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEV™ (levoketoconazole, and formerly known as COR-003), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide (formerly known as COR-005), a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389